Exhibit 21

CHESAPEAKE ENERGY CORPORATION
an Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Limited Liability Companies	State of Organization
Brazos Valley Longhorn, L.L.C.	Delaware
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake Energy Louisiana, LLC	Oklahoma
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Land Development Company, L.L.C.	Oklahoma
Chesapeake Operating, L.L.C.	Oklahoma
WHR Eagle Ford LLC	Delaware

Partnerships	State of Organization
Chesapeake Louisiana, L.P.	Oklahoma

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.